Exhibit 99(b)

Independent Accountants' Report

The Board of Directors
HSBC Finance Corporation:

We have examined management's assertion that the servicing of home equity loans owned by HSBC Home Equity Loan Trust 2005-3 (the loans) has been conducted by HSBC Finance Corporation, successor by merger to Household Finance Corporation, as Master Servicer, in compliance with the terms and conditions of the Sale and Servicing Agreement dated November 9, 2005 (the Agreement) as of December 31, 2005 and for the period November 1, 2005 to December 31, 2005. HSBC Finance Corporation is responsible for the assertion. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and in compliance with the audit guide for audits of non-supervised mortgagees approved by the Department of Housing and Urban Development (to the extent that the procedures in such audit guide are applicable to the servicing obligations set forth in the Agreement), and accordingly, included examining, on a test basis, evidence about HSBC Finance Corporation's compliance with the terms and conditions of the Agreement and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, management's assertion that the servicing of the loans has been conducted by HSBC Finance Corporation, successor by merger to Household Finance Corporation, as Master Servicer, in compliance with the terms and conditions of the Sale and Servicing Agreement dated November 9, 2005 as of December 31, 2005 and for the period November 1, 2005 to December 31, 2005 is fairly stated, in all material respects.

This report is intended solely for the information and use of the addressee and is not intended to be and should not be used by anyone other than this specified party.

/s/ KPMG LLP

March 1, 2006

Management Assertion

As of December 31, 2005 and for the period November 1, 2005 to December 31, 2005, the servicing of home equity loans owned by HSBC Home Equity Loan Trust 2005-3 has been conducted by HSBC Finance Corporation, successor by merger to Household Finance Corporation, as Master Servicer, in compliance with the terms and conditions of the Sale and Servicing Agreement dated November 9, 2005.

/s/ Joyce Bevacqua Joyce Bevacqua Servicing Officer HSBC Finance Corporation March 1, 2006 Date
/s/ John Greene John Greene Chief Financial Officer HSBC Finance Corporation - Consumer Lending March 1, 2006 Date	/s/ Jorge Cordon Jorge Cordon Managing Director - Operations - HSBC Finance Corporation - Consumer Lending March 1, 2006 Date